Exhibit 21.1
List of Subsidiaries

KVH Industries A/S	Denmark

KVH Industries Pte. Ltd.	Singapore

KVH Industries Brasil Comunicacao Por Satelite Ltda.	Brazil

KVH Industries Norway A/S	Norway

KVH Industries Japan Co. Ltd.	Japan